SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PUBLIC AUCTION OF REMAINING UNSUBSCRIBED SHARES

ISSUED BY TELESP CELULAR PARTICIPAÇÕES S.A.

AT THE SÃO PAULO STOCK EXCHANGE - "BOVESPA"

NUMBER OF SHARES OFFERED:	90,930 common shares ( ON) and 3,998,554 preferred shares ( PN)

The number of shares offered in the public auction represents 0.01% of the common shares (ON) shares and 0.01% of the preferred shares ( PN) unsubscribed by TCP shareholders during the Initial Preemptive Rights Exercise Period and the two Reoffering Rounds .

MINIMUM PRICE ................. R$ 5.00 per 1,000 preferred or common shares

DATE/TIME/PLACE                 January 4, 2005, from 3:00pm to 3:15pm, through the
                                                     Exchange's Electronic System

AGENT ................................... BES Securities do Brasil S.A. CCVM (54)

The shares will be represented by subscription receipts and the transactions will be registered under the following names and tickers: TSPP ON REC (TSPP 9L) and TSPP PN REC (TSPP10L).

SETTLEMENT:

The settlement will be in accordance with the rules of the Brazilian Custody and Settlement Company ( Cia. Brasileira de Liquidação e Custódia – CBLC)

ORIGIN OF UNSUBSCRIBED SHARES:

The subscription has been authorized in the TCP's Board of Directors´ meeting held on November 8, 2004.

Telesp Celular Participações S.A declares that all the correspondent shares of the Controlling Shareholders were subscribed.

Buying bids will be freely allowed while no selling interventions will be permitted.

In case of fractionation during the public auction, the same criteria will be applied to the broker's clients.

The shares that will be offered in the public auction have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act")), and may not be offered or sold in the United States of America or to any U.S. person (as such term is defined under Regulation S under the Securities Act), unless such securities are registered under the Securities Act or an exemption from the registration requirements of the Securities Act , applies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.